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Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field
Linda Cvrkel, Accounting Branch Chief
Heather Clark

Re:	Virgin America Inc.
Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-197660)
CIK No. 1614436

Ladies and Gentlemen:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (as amended by an exhibit-only Amendment No. 1 filed with the Commission on August 25, 2014, the “Registration Statement”). The Amendment reflects the Company’s responses to the comments received by email on August 22, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the initial filing of the Registration Statement.

Inside Cover Page Artwork

1.	Please revise to remove extensive narrative text that repeats information already contained in the summary and business sections. Please also revise the back cover page accordingly. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the inside cover page and the back cover page of the prospectus as requested.

Summary, page 1

2.	We note your disclosure in the second full risk factor on page 29 that post-offering Cyrus Capital and the Virgin Group will possess significant voting power through such principal stockholders’ common stock ownership. In an appropriate place, please revise this section to identify your principal stockholders and discuss such stockholders’ post-offering control of the company. Please discuss such stockholders’ voting power and any other governance arrangements, such as board representation rights, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 8 of the Amendment as requested.

3.	We note that you use the terms “premium” and “high-quality” to characterize your brand and certain aspects of your business here and throughout the prospectus. Please tell us, with a view towards revised disclosure, how you define these terms and substantiate these characterizations, particularly in comparison to your competitors. Please also provide us with support for your statement that you have an “industry-leading” inflight entertainment system.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff the following.

The Company defines “premium” and “high-quality” air transportation service as service that provides additional amenities for guests beyond those provided in a basic level of air transportation. Additional amenities not provided by all airlines include the following:

•	inflight entertainment options;

•	wireless internet access;

•	seating and cabin comfort, particularly the provision of additional leg room (as measured by seat pitch, or the distance between rows of seats) in each class of service; and

•	multiple classes of service, such as a premium economy or first class, within the cabin.

The Company is the only airline based in the United States that provides all of the above amenities on all of its flights. The Company’s product also has won numerous industry awards, which it believes provides further support that its product is a premium and high-quality product in the United States.

Inflight entertainment options

As detailed in the Registration Statement, the Company has a custom inflight entertainment system called Red® that provides live television, on-demand movies,

September 8, 2014

on-demand premium television programs, video games and an on-demand music library of 3,000 songs. The Company considers its competitors to be those carriers with which it competes directly, including Alaska Airlines, American Airlines, Delta Air Lines, Frontier Airlines, JetBlue Airways, Spirit Airlines, Southwest Airlines and United Airlines. Some domestic narrow-body and regional aircraft flown by these competitors have no inflight entertainment options whatsoever. Some of these competitors’ aircraft provide limited video entertainment on overhead screens throughout the cabin with only one option of entertainment for all passengers. Similarly, while some of these competitors’ aircraft provide a selection of audio channels on a continuous loop, only a limited number offer audio on-demand. Some airlines have live television available on a limited portion of their fleet or provide a wireless feed where guests can stream live television to their own personal electronic devices. Only Virgin America and JetBlue Airways have live television available on every flight for free. Appendix A to this letter shows the entertainment options available on certain commonly used narrow-body and regional aircraft flown domestically by the Company’s competitors.

The Red inflight entertainment system has additional features not available on any other domestic airline, such as on-demand food and beverage ordering, seat-to-seat chat functions and moving map technology provided by Google that allows guests to monitor the progress of the flight. The Company believes its Red system is an industry-leading system because no other U.S.-based airline has a system with all of the integrated features of Red.

Wireless internet access

Wireless internet access is a popular feature desired by passengers, and its availability among domestic airlines is becoming more common. In 2009, the Company was the first airline in the United States to provide wireless internet access on all of its aircraft. In early 2014, the Company began upgrading its Gogo wireless internet service to Gogo’s ATG-4 standard, providing additional bandwidth for its guests and enhancing the internet experience. The Company expects that the entire fleet will be upgraded by November 2014. Appendix A to this letter shows the availability of wireless internet access on certain commonly used narrow-body and regional aircraft flown domestically by the Company’s competitors.

Multiple classes of service

Legacy airlines such as American Airlines, Delta Air Lines and United Airlines typically provide a first class cabin and a premium economy product on their domestic fleet in addition to their standard economy product. Low-cost carriers such as Southwest Airlines, JetBlue Airways, Spirit Airlines and Allegiant Air generally provide primarily a single class of economy service and, in some instances, a premium economy product.1

[1]	Additionally, in June, JetBlue Airways deployed a premium class service on the two routes between New York City and Los Angeles and between New York City and San Francisco.

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Virgin America’s first class product includes a customized leather seat with a seat pitch of 55 inches, among the highest pitch of any domestic airline. Further, the Company is the only airline to offer a complimentary meal in first class consisting of fresh food on every flight. Additionally, the Company’s entire package of inflight entertainment options, including on-demand movies, is complimentary in its first class cabin. No other airline in the United States provides complimentary on-demand movies in its first class cabin across its entire fleet.

The Company’s Main Cabin Select product is also differentiated from that of all of its competitors. Premium economy products typically provide only additional leg room as compared to economy class. The Company is the only airline in the United States to offer complimentary on-demand movies and unlimited complimentary food and alcoholic beverages in a premium economy product. Further, the Company’s Main Cabin Select seat pitch of 38 inches is among the highest in premium economy products of all U.S. airlines.

Seating and cabin comfort

One of the key measures for comparison of passenger comfort used within the airline industry is the seat pitch, or the distance between the midpoint of each seat and the midpoint of the seat directly in front of it. A higher seat pitch provides additional room for each passenger and therefore is believed to provide additional comfort. As can be seen in Appendix A to this letter, the Company’s seat pitch in economy class and premium economy class are among the highest in the industry, and the Company’s seat pitch in first class is the highest in the industry.2 The Company has also custom-designed its seats by adding additional cushioning and reshaping the design of the seat, resulting in a unique seat that is different from those of the Company’s competitors.

The Company has also installed access to power outlets fleetwide. Every seat on the Company’s aircraft has access to a power outlet, allowing guests to plug in their laptops and personal electronic devices. Most aircraft flown by the Company’s competitors have no or limited access to power outlets or only provide power outlets in first class or premium economy products.

Product recognition

The Company’s product has won numerous industry awards, which it believes provides further support that its product is a premium and high-quality product in the United States. These awards include the following:

[2]	This statistic excludes lie-flat seats provided by some airlines on a limited number of aircraft operated solely on the two routes between New York and Los Angeles and between New York and San Francisco.

September 8, 2014

•	Consumer Reports 2013 Best U.S. Airline;

•	Best Domestic Airline in Condé Nast Traveler’s 2008, 2009, 2010, 2011, 2012 and 2013 Readers’ Choice Awards;

•	Best Domestic Airline in Travel + Leisure’s World’s Best Awards for 2008, 2009, 2010, 2011, 2012 and 2013;

•	Best U.S. Business/First Class in 2008, 2009, 2010, 2011, 2012 and 2013 in Condé Nast Traveler Business Travel Poll;

•	Premier Traveler Magazine Best Inflight Service in North America and Best Domestic Airline in 2012 and 2013;

•	World Airline Awards Best Domestic Airline in North America in 2012 and 2013; and

•	Best Overall Passenger Experience and Best In Region – Americas according to the Airline Passenger Experience Association (APEX) in 2012 and 2013.

In summary, while many of the Company’s competitors offer some additional amenities beyond basic air transportation, no other competitor offers every amenity listed above, and the amenities offered by each airline can vary widely depending on the type of aircraft flown on each route. Virgin America is the only airline in the United States to offer all of the above amenities on every flight. The Company’s premium, high-quality product is further evidenced by the industry recognition it has received.

4.	We also note that you characterize your airline as both “premium-branded” and “low-cost.” Please briefly discuss in the summary the characteristics of low-cost airlines and how you fit into that category. We note, for example, that you appear to be positioning yourself somewhere between the low-cost and legacy airlines based on your business strategy disclosure. Please also address the tension between maintaining your low-cost model while providing passengers with premium amenities and at the same time being able to maintain or improve upon your 2013 financial results, particularly in light of your history of losses in prior periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 91 of the Amendment as requested. The Amendment, as revised, briefly discusses the characteristics of low-cost airlines and notes that, with the Company’s higher level of amenities, its CASM is higher than it would otherwise be if the Company followed a more traditional LCC model. The Company has also revised the Amendment to disclose that the time period required for the Company to reach financial success on new routes may be longer than it would be for other LCCs because of the higher cost of the Company’s premium product.

The Company believes that the primary contributors to its history of losses prior to 2013 were its highly leveraged capital structure and high levels of interest expense. The Company reduced its interest expense by $44.8 million in 2013 as compared to 2012 as a direct result of the 2013 Recapitalization, and the Company expects to further reduce interest expense in future periods as a result of the 2014 Recapitalization. Additionally, the Company notes to the Staff that it incurred net losses in 2011 and 2012 during periods of rapid growth and expansion as the Company took delivery of 24 planes during that

September 8, 2014

period. In contrast, during 2013, the Company reduced the level of its capacity growth and recorded a 9.3% growth in RASM, primarily stemming from the maturing of the new routes added in 2011 and 2012. With the combination of the reduced interest expense and increased revenue from maturing routes, the Company was able to achieve operating income of $80.8 million and net income of $10.1 million for 2013. Based on this achievement, the Company does not believe that its business model of combining a premium product with key characteristics of other LCCs, such as a single fleet type and a point-to-point route network, is a primary reason for its history of losses.

Overview, page 1

5.	We note your disclosure in the first paragraph that you generate higher RASM than other low-cost carriers while maintaining a CASM comparable to that of other low-cost carriers. Please provide us with support for these statements. Please also provide us with support for any other PRASM, RASM, CASM and any other comparisons to other low-cost carriers or legacy airlines.

Response: The Company respectfully acknowledges the Staff’s comment and notes that comparisons of the Company’s PRASM, RASM and CASM with those of other carriers are based on U.S. Department of Transportation data that is publicly available and other data that is disclosed in press releases and/or SEC filings made by each of the 11 other largest U.S. mainline carriers: Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines, United Airlines and U.S. Airways. The Company will provide to the Staff the support for the PRASM, RASM, and CASM comparisons used in the Amendment as a supplement under separate cover.

As is common within the industry, the Company has made adjustments to the consolidated RASM and CASM reported to the U.S. Department of Transportation or otherwise made publicly available by each of the 11 largest U.S.-based carriers to make comparing these metrics more meaningful for an investor. While there are a number of factors that can impact the difference in an airline’s RASM in different markets, generally there is a high negative correlation between PRASM and the average length of a passenger’s trip (referred to as passenger-weighted length of haul). The Company has adjusted the consolidated RASM reported by each airline based on each airline’s reported average passenger-weighted length of haul to facilitate an industry-wide comparison of RASM between airlines that is more meaningful for an investor. Likewise, CASM has a high negative correlation to the average distance each seat is flown (referred to as seat-weighted stage length), and the Company has similarly adjusted industry-wide comparisons of CASM for differences in seat-weighted stage length.

Our Competitive Strengths, page 2

World-Class Virgin Brand, page 2

6.	Please revise the first, second and fourth sentences to state as your beliefs.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3 and 95 of the Amendment as requested.

2014	Recapitalization, page 7

7.	We note the disclosure on page 7 and elsewhere in the filing which indicates that the company will complete a recapitalization transaction under which you will repay or exchange certain related party notes, certain related party warrants will either be exercised or exchanged for shares of your common stock, and your outstanding shares of convertible and common stock of various classes will be converted into shares of your common stock. We further note from the discussion on page 52 that in connection with the recapitalization, you and certain entities affiliated with the Virgin Group will enter into an amended and restated license agreements related to the use of the Virgin name and brand. Given the significant impact it appears these transactions will have on your financial condition, your capitalization and your future results of operations, please revise the registration statement to include pro forma financial information for the latest fiscal year and subsequent interim period presented in your financial statements, prepared in accordance with Article of 11 of Regulation S-X, which gives effect to the various transactions comprising the recapitalization transaction. We believe this information would be of material interest to potential investors pursuant to Rule 11-01(a)(8) of Regulation S-X since it would clearly explain the nature and amounts of the various adjustments that will be made to your historical financial statements as part of the recapitalization transaction. The pro forma financial information should be preceded by an introductory paragraph which briefly describes: (a) each transaction for which pro forma effects are presented, (b) the entities involved, (c) the periods presented, and (d) an explanation of what the pro forma presentation shows. Financial information should be presented in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. Pro forma adjustments should be referenced to footnotes, which clearly explain the assumptions involved and how each adjustment was calculated or determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 48 through 55 of the Amendment to include the requested pro forma financial information.

8.	In a related matter, where you have presented pro forma data that includes the receipt of proceeds from your planned IPO, please confirm that you have presented the proceeds net of the shares sold by VX Employee Holdings, LLC as discussed on page 8.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the pro forma as adjusted data will include the application of the net proceeds from the sale of shares in the offering, net of the shares to be sold by VX Employee Holdings, LLC.

September 8, 2014

The Offering, page 8

9.	We note from the disclosure on page 8 under “Use of Proceeds” and elsewhere in the filing that 1,745,395 shares that are issued and outstanding will be sold by VX Employee Holdings, LLC, a Virgin America employee ownership vehicle that you consolidate, as part of the offering. We also note that you intend to distribute all of the net proceeds from the sale of these shares to your eligible teammates, which does not include your officers. Please tell us and explain in MD&A how you plan to account for the distribution of the proceeds from the sale of these shares. As part of your response and your revised disclosure, please explain whether you will be required to recognize any compensation expense in your financial statements in connection with the distribution of these offering proceeds to your teammates and explain how any expense to be recognized will be calculated or determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 60 of the Amendment as requested. The Company notes that, on September 3, 2014, the Company’s board of directors resolved to forgive the loan and accrued interest in the event of an initial public offering, and therefore, the full value of the 1,745,395 shares will be recorded as compensation expense upon the consummation of the initial public offering, as any benefit to the employees is contingent on an initial public offering.

Summary Consolidated Financial and Operating Data, page 11

10.	Please revise to disclose your historical basic and diluted earnings per share for each period for which consolidated statements of operations data has been presented in your summary consolidated financial and operating data.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 13 of the Amendment as requested.

Risk Factors, page 20

Our business has been and in the future may be materially adversely affected, page 20

The price of aircraft fuel may be high or volatile, page 20

11.	Please revise to discuss and quantify whether current aircraft fuel prices are high or low in comparison to historical prices, so that investors can assess the discussed risk. Also, as appropriate, revise the subheading to address the current status of aircraft fuel prices so that investors can assess whether fuel prices are at a low or high point.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 21 of the Amendment as requested.

September 8, 2014

Our ability to obtain financing or access capital markets may be limited, page 24

12.	Please revise to quantify your “significant obligations to purchase aircraft and spare engines,” so that investors can assess the discussed risk. Please also quantify the associated “pre-delivery payment” obligations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 25 of the Amendment as requested.

The “Virgin” brand is not under our control, page 25

13.	We note your disclosure that two other airlines license and use the Virgin brand. Please revise to identify such airlines.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 26 of the Amendment as requested.

We depend on the Los Angeles and San Francisco markets, page 25

14.	Please advise, with a view towards revised disclosure, whether you can add more flights at LAX and SFO without canceling other flights. In this regard, we note your growth strategy is partially based upon expanding service from your focus cities of Los Angeles and San Francisco. To the extent the limited facilities and capacities at LAX and SFO will impede your growth, please discuss in greater detail so that investors can assess the discussed risk.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 27 of the Amendment as requested.

Our credit card processors have the right to impose larger holdbacks, page 26

15.	Please revise to quantify the “significant holdback requirements” imposed by your two primary credit card processors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 28 of the Amendment as requested.

Concentrated ownership by our principal stockholders could materially adversely affect, page 29

16.	We note that Cyrus Capital and the Virgin Group will continue to own a significant portion of your shares following completion of the offering and may have significant influence over your operations subsequent to the offering. In this regard, please revise your MD&A to disclose the existence of any current control relationship or significant influence that these entities currently have over your operations and any significant influence over your operations that will continue to exist following the completion of the offering.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and notes that, although the Virgin Group and Cyrus Capital will continue to be major stockholders in the Company after completion of the offering, and although the Virgin Group will have the right to designate a member of the Company’s board of directors, the Company does not believe the two stockholders exert a significant influence on the Company’s operations. The Company has revised pages 60 and 61 of the Amendment to reflect that the significant levels of ownership by the Virgin Group and Cyrus Capital could influence corporate matters and to detail the Virgin Group’s board designation rights.

2014 Recapitalization, page 35

17.	Please provide a brief description of the preferred shares and various categories of common shares and the terms of their conversion into shares of common stock. Please also clarify elsewhere in the prospectus, if true, that it is this conversion you are referring to when you state “on an as converted to common basis.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 10 and 39 of the Amendment as requested.

18.	Please reconcile the $654.4 million of related party debt as disclosed on page 35 with the $713.6 million of related party debt disclosed in note (8) to your financial statements on page F-26.

Response: As of June 30, 2014, the related-party debt reflected on our consolidated financial statements of $719.4 million (which amount was $713.6 million at the time of the original filing of the Registration Statement) differed from the contractual principal amount outstanding of $666.4 million (which amount was $654.4 million at the time of the original filing of the Registration Statement), primarily due to the application of ASC 470-60, Troubled Debt Restructuring, in connection with the 2013 Recapitalization.

19.	We refer to the third full paragraph on page 36. Please explain the meaning of “exchanged” as it relates to warrants being exchanged for common stock as part of the 2014 Recapitalization. In this regard, please clarify whether the warrants will be exercised on a cashless basis for common shares or whether you will receive proceeds from the exercise of such warrants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 38 of the Amendment to clarify that the warrants will be exchanged without receipt of any cash consideration for shares of common stock in amounts agreed to in the 2014 Recapitalization Agreement.

20.	In a related matter, in the fourth full paragraph on page 36, please explain the circumstances under which you would be required to issue additional warrants with an exercise price of $.01 per common share. To the extent the issuance of new warrants is probable, you should disclose the probable value of the warrants you expect to issue and your planned accounting treatment for these warrants.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 39 of the Amendment to clarify that the issuance of new warrants is not probable.

Use of Proceeds, page 38

21.	You disclose on page F-30 that a portion of the proceeds from the sale of the 1,745,395 shares on behalf of Employee LLC will be returned to the company to repay the balance on an outstanding loan. Please revise the second paragraph of this section to disclose the portion of the proceeds that will go to eligible teammates and the portion that will be returned to the company to repay the loan.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s board of directors has resolved to forgive the loan and accrued interest in the event of an initial public offering. Accordingly, the Company has revised the Amendment to remove references to the loan on page 40 and elsewhere in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Other Income (Expense), page 54

22.	We note from the discussion in the second paragraph on page 54 that you capitalize interest attributable to funds used to finance the acquisition of new aircraft as an additional cost of the related asset beginning approximately two years prior to the intended delivery date. Please tell us and explain on page 54 why capitalization of interest is appropriate for approximately two years prior to the intended delivery date of the related aircraft.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 62 of the Amendment to explain that the Company capitalizes interest attributable to the financing of new aircraft as an additional cost of the related asset beginning approximately two years prior to the intended delivery date because this is the estimated time of construction of the aircraft. The Company notes that this is consistent with the Company’s requirement to make pre-delivery payments two years prior to the intended aircraft delivery date as the manufacturer begins to incur aircraft construction costs.

Critical Accounting Estimates, page 56

Debt Modification, page 59

23.

Please revise your discussion of the 2013 Recapitalization on page 59 to explain in further detail the significant terms of the debt modifications that occurred and the new debt and warrants that were issued as part of this recapitalization transaction. As part of your response and your revised disclosure, please explain in further detail why this transaction should be accounted for as a troubled debt restructuring pursuant to the guidance outlined in ASC 470-60. Also, please tell us and revise to

September 8, 2014

disclose how you determined the fair value of the related party warrants that were issued in connection with this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 67, 68 and F-10 of the Amendment as requested.

Lease Amendments, page 59

24.	We note the discussion on page 59 indicating that in connection with the 2013 Recapitalization, you amended most of your lease agreements in connection with your existing aircraft lessors and also extended the lease terms on certain of your existing leases by three to five years. We further note from the discussion on page 60, that as a result of extending certain of your lease terms, certain major aircraft and engine maintenance events are expected to occur within the extended lease terms and as a result, certain lease incentives associated with supplemental rent payments that were previously expensed are now expected to be recovered by virtue of the lease term extension. We further note that these lease incentives were recorded as an increase to aircraft maintenance deposits and an increase to other liabilities in your consolidated balance sheets in 2013. Please tell us and revise to disclose, if material, the amount of the lease incentives associated with supplemental rental payments that were previously expensed that have been reflected as an increase to aircraft maintenance deposits and other liabilities in your 2013 consolidated balance sheets. Also, please explain in further detail how the amounts of these adjustments were determined and explain whether there was any impact to your previously recognized supplemental rent payments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 69 of the Amendment as requested. The Company also notes that these adjustments had no impact to previously recognized expense.

Results of Operations, page 61

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 61

Operating Expenses, page 62

Sales and marketing, page 63

25.

We note the discussion on page 63 indicating that sales and marketing expense increased by $6.3 million from the three months ended March 31, 2013 to the three months ended March 31, 2014 primarily due to $5.0 million in one-time credits recognized during the three months ended March 31, 2013. We further note that these one-time credits consisted of a contract termination payment from a former software system provided and a contractual marketing incentive. Please tell us in further detail the nature and amounts received from the contract termination payment and contractual marketing incentive payment and explain in further detail

September 8, 2014

why you believe it was appropriate to recognize these credits in full during the three month period ended March 31, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the largest component of the one-time credits related to a $3.0 million legal settlement received from a software system vendor who had not met the terms of a contract to perform services and customize and deliver software enhancements to the Company, which the Company was expecting to rely on for its direct marketing and sales of airline tickets to customers. The vendor made this contract termination payment in March 2013, thereby terminating the Company’s relationship with the vendor, and the Company accordingly reduced sales and marketing costs, which included the costs of the related replacement software system already incurred in the period. There were no capitalized assets associated with this vendor at the time of settlement, which was the termination of the relationship. As there was no on-going relationship, benefit or obligation that the Company expected to maintain with the vendor, the settlement was recorded in the period it was received as a reduction of sales and marketing expense. The remaining balance relates to a $2.0 million one-time marketing-related product development incentive related to referrals provided to a software vendor.

Other Income (Expense), page 64

26.	Please revise to explain in further detail why the 2013 Recapitalization resulted in a decrease in your interest expense of $21.6 million during the three months ended March 31, 2014 as compared to the comparable period of 2013. As part of your revised disclosure, please indicate what portion of the decrease was due to a reduction in your debt obligations and what portion was due to a reduction in interest rates. Your discussion of your other income (expense) for 2013 compared to 2012 should be similarly revised.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 74 and 77 of the Amendment. The Company also notes that the primary reason for the reduced interest expense was application of the troubled debt restructuring accounting, as described in the revised language on pages 67 and 68 of the Amendment, which includes both aspects of debt principal and interest rate reductions, as well as the re-characterization of a portion of the future interest payments to principal under troubled debt restructuring accounting (ASC 470-60). As a result, the Company does not believe the decrease in interest expense specifically attributable to either principal or interest rate reduction can be readily determined.

Liquidity and Capital Resources, page 69

27.	We note from page 70 that as a result of lease amendments in 2013, you received $8.4 million and $2.3 million in maintenance deposit rebates in 2013 and the first quarter of 2014, respectively. In this regard, please tell us why your lease amendments resulted in the receipt of a rebate and revise to explain how you accounted for such rebates in your financial statements.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and notes that, in connection with the lease amendments, some of the Company’s lessors agreed to supplemental rent concessions in the form of maintenance deposit rebates, which are treated as reductions to maintenance deposits on the Company’s consolidated balance sheets when received as they relate to reimbursements of amounts previously paid for maintenance deposits and their receipt is contingent upon maintaining $75.0 million of unrestricted cash as of the last day of each preceding month. The Company has revised page 82 of the Amendment accordingly.

Commitments and Contractual Obligations, page 73

28.	Given the significant changes in your outstanding obligations that are expected to occur as a result of the 2014 Recapitalization, please revise to include a pro forma table of your contractual commitments that gives effect to the 2014 Recapitalization and any other material changes in your outstanding contractual obligations that have occurred since December 31, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 85 of the Amendment as requested.

Management, page 93

Agreements or Understandings, page 96

29.	Please revise this section to clarify and identify, to the extent applicable, whether the Virgin Group currently has a representative on your board of directors. In this regard, we note that Mr. Lovell is associated with the Virgin Group.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 109 of the Amendment as requested.

Executive Compensation, page 101

Summary Compensation Table, page 107

30.	We note your disclosure in the Fiscal 2013 Awards section on page 105 that in 2013 you repriced or modified certain NEO stock options. Please confirm that the “Option Awards” column of the table includes the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to the repriced or modified awards or, alternatively, revise as applicable. Refer to Instruction 2 to Item 402(c)(2)(v) and (vi) of Regulation S-K. If applicable, please also revise the Grants of Plan-Based Awards in 2013 table on page 108 pursuant to Item 402(d)(2)(viii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the modification of the NEO stock options relates to a decrease in the minimum market value of the underlying shares required as a condition of the exercise of the options from

September 8, 2014

$5.00 per share to $3.50 per share. The Company respectfully submits that this modification to this exercise condition had a de minimus impact on the fair value of the stock awards at the modification date and did not result in material incremental value subject to disclosure.

Certain Relationships and Related Transactions, page 121

Related-Party Warrants, page 122

31.	We note from the table on the top on page 122 that a significant number of the company’s outstanding stock warrants are held by Cyrus Capital and the Virgin Group as well as by an entity affiliated with certain members of your board of directors. Please revise the notes to your financial statements to disclose the numbers and significant terms of those warrants that are held by related parties. Also, please explain in the notes to your financial statements how you valued and accounted for any warrants that were issued to related parties. Refer to the guidance outlined in ASC 850-10-50.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-21, F-32 and F-33 of the Amendment as requested.

32.	Please revise footnote 1 to the table on page 122 to identify the members of the board of directors who hold limited liability company interests of VAI MBO Investors LLC.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 135 of the Amendment as requested.

Principal and Selling Stockholders, page 125

33.	Refer to footnotes 1, 2, and 6. Please note that for the purposes of Exchange Act Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise each footnote accordingly or tell us why such a disclaimer is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 139 and 140 of the Amendment as requested.

34.	We note that you have not identified Employee LLC, VAI Partners LLC or Cyrus Capital as a selling shareholder with respect to the 1,745,395 shares that are being sold in the offering for Employee LLC. We also note that you report these shares as beneficially owned by VAI Partners LLC. Please explain to us who owns these shares, how they are being sold in this offering and why you have not identified a selling stockholder with respect to these shares.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amendment throughout to identify VX Employee Holdings, LLC as a selling stockholder.

Description of Capital Stock, page 128

35.	Please disclose whether there will be any non-voting common stock outstanding upon consummation of the offering, and if so, who will hold those shares. If there will not be any shares of non-voting common stock outstanding, please discuss the reason for having such a class of securities as part of your capital structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 141 of the Amendment as requested.

Registration Rights, page 129

36.	Please advise where these registration rights are memorialized. Please note that we may have additional comments upon review of your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 142 of the Amendment as requested.

Registration Rights, page 139

37.	Please disclose that the selling stockholders may be deemed underwriters.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 152 of the Amendment as requested.

Financial Statements, page F-1

38.	We note from the discussion on page 9 that you may effect a reverse stock split of your common shares in connection with the consummation of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to any reverse stock split that is completed in connection with the offering as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, while it has not effected a reverse stock split, if the Company determines to effect a reverse stock split, it will revise the financial statements and all related disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split in a future pre-effective amendment to the Registration Statement.

September 8, 2014

Consolidated Statements of Operations, page F-5

39.	We note from the discussion on page 54 of MD&A that interest expense on related party long-term debt accounted for 91%, 97%, and 96% of your interest expense in 2011, 2012, and 2013. Given the materiality of this related-party interest expense to your results of operations, please revise your consolidated statements of operations to separately disclose this related-party interest expense on the face of your consolidated statements of operations. Refer to the guidance outlined in Rule 4-08(k) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its consolidated statements of operations in the Amendment as requested.

Notes to Consolidated Financial Statements, page F-9

(2) Unaudited Pro Forma Balance Sheet, page F-9

40.	We note that in connection with the 2014 Recapitalization, the company’s preferred stock and various classes of common stock will convert into the company’s common stock. Please revise to disclose the conversion terms under which the preferred shares and various categories of common shares will convert into the company’s common stock. Also, we note that in connection with this transaction, the company will execute with affiliates of the Virgin Group an amended license agreement related to the Virgin name and brand increasing the royalty payment for the defined term of the agreement. Please revise to explain in further detail how this revised licensing arrangement will be reflected in the pro forma balance sheet.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as a result of including the pro forma financial statements in the Amendment in response to Comment 7 above, it has removed Note 2 from its consolidated financial statements.

(3) 2013 Recapitalization, page F-10

41.	We note from page F-11 that you accounted for the 2013 Recapitalization as a troubled debt restructuring given that the creditors granted a concession by reducing the aggregate amount of debt. Please note that in order for troubled debt restructuring accounting to apply, the debtor must have been experiencing financial difficulties as outlined in paragraphs 7 through 9 of ASC 470-60-55. Please tell us whether you were experiencing financial difficulties as explained in the ASC 470-60-55. To the extent you were not experiencing financial difficulties, please revise to evaluate the modification of your debt under paragraphs 6 through 12 of ASC 470-50-40.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company believed that it was experiencing financial difficulty as defined in ASC 470-60-55 due to an unsustainable and growing amount of related-party debt, which was subject to annual compounding at interest rates of up to 20% per annum. In response to

September 8, 2014

the Staff’s comment, the Company has revised pages 67, 68 and F-10 of the Amendment accordingly.

42.	Please reconcile the debt exchanged as disclosed in (a) and (b) on page F-10 of $687.5 million in the aggregate with the amount reflected in the table on page F-11 in the pre-restructuring balance held by the Virgin Group and Cyrus Capital of $688.7 million in the aggregate. Also, please reconcile the new debt issued per (a) and (c) on page F-10 of $444.1 million in the aggregate with the balance after restructuring per the table on page F-11 of $529.8 million in the aggregate. Also, please explain why the $369.1 million of related party debt has not been reflected in the table on page F-11 in a manner similar to the $75.0 million of new debt that was issued. In a related matter, given that new debt in the aggregate amount of $444.1 million as disclosed in (a) and (c) on page F-10 and warrants with a fair value of $83.4 million as disclosed in the first paragraph on page F-11 were exchanged for aggregate debt of $688.7 million as indicated in the table on page F-11, please explain in further detail why this resulted in a gain of $150.5 million rather than a gain of approximately $161 million. As part of your response, please provide us with your calculations of the concessions associated with the debt held by both the Virgin Group and Cyrus Capital at the date of the 2013 Recapitalization.

Response: The Company respectfully acknowledges the Staff’s comment regarding the $1.2 million difference between the $687.5 million of debt previously disclosed on page F-10 and the $688.7 million of debt previously disclosed on F-11 and has modified the table on page F-11 accordingly. As a result of this minor correction, the $444.1 million previously presented as the contractual principal obligation of the restructured related-party debt and referenced in the Staff’s comment is now $445.3 million, and the $688.7 million of debt previously disclosed on page F-11 is now $687.5 million in the descriptions below.

The Company respectfully acknowledges the Staff’s comment regarding the reconciliation of the $444.1 million (now presented as $445.3 million) contractual obligation of the restructured related-party notes previously disclosed on page F-10 with the $529.8 million recorded balance of the related-party notes disclosed on page F-11. The difference results from the effective re-characterization of a portion of the future interest payments to principal after the application of the troubled debt restructuring guidance in ASC 470-60. The Company has provided two tables below to help illustrate (in millions) the calculation of the above-referenced amounts:

Contractual Obligation

Balance of related-party debt prior to 2013 Recapitalization	$687.5
Reduction in outstanding related-party notes	(186.9)
Cancellation of related-party note exchanged for warrants	(131.5)
New related-party notes issued	76.2

Contractual principal obligations following 2013 Recapitalization	$445.3

September 8, 2014

Recorded Balance

Balance of related-party debt prior to 2013 Recapitalization	$687.5
Recorded value of new related-party debt issued	76.2
Fair value of new related-party warrants issued	(83.4)
Gain on debt restructuring	(150.5)

Recorded value following 2013 Recapitalization	$529.8

The Company respectfully acknowledges the Staff’s comment regarding the $369.1 million of related-party notes disclosed on page F-11 and notes that the $369.1 million represents the revised contractual principal obligation of notes modified in the 2013 restructuring prior to the addition of the $76.2 million of new debt issued as a component of the restructuring.

The Company respectfully acknowledges the Staff’s comment regarding the calculation of gain on debt restructuring and respectfully submits the following computation to illustrate (in millions) the calculation of the $150.5 million of gain on debt restructuring:

Balance of related-party debt held by the Virgin Group prior to 2013 Recapitalization	$653.4
Add: new related-party debt issued	38.1
Less: value of new related-party warrants issued	(77.9)

$613.9

Balance prior to the application of ASC 470-60	$613.9
Undiscounted future cash flows of new debt issued	(463.1)

Gain recorded	$150.5

The Company notes that gain was recorded only for modification of debt held by the Virgin Group. No gain was recorded for debt held by Cyrus Capital as the recorded value did not exceed the undiscounted future cash flows of the new debt.

The Company respectfully acknowledges the Staff’s comment regarding the calculation of debt concessions and has illustrated the calculations in the table below (in millions):

	The Virgin Group	Cyrus Capital	Total
Balance of related-party debt prior to 2013 Recapitalization	$653.4	$34.1	$687.5
Add: New related-party debt issued	38.1	38.1	76.2
Less: Value of new related-party warrants issued	(77.9)	(5.5)	(83.4)
Less: Contractual principal obligations following 2013 Recapitalization	(383.3)	(62.0)	(445.3)

Debt concession	$230.3	$4.7	$235.0

September 8, 2014

43.	We note from the disclosure in Note 3 that you issued warrants with various terms in connection with the 2013 Recapitalization transaction. Please revise note 3 to disclose the method and significant assumptions that were used to calculate or determine the fair value of the warrants that were issued in this transaction. In a related matter, the notes to your financial statements should also be revised to explain how you valued and accounted for any other warrants issued during the various periods that have been presented in your consolidated financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-10 of the Amendment as requested.

(4) Summary of Significant Accounting Policies, page F-12

(f) Property and Equipment, page F-12

44.	Please revise to disclose the range of estimated useful lives and lease terms of your aircraft and engine leasehold improvements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-12 of the Amendment as requested.

(i) Deferred Rent and Deferred Rent Credits, page F-13

45.	We note from the disclosure on page F-14 that in connection with the 2013 Recapitalization, you recognized $30.1 million of maintenance deposits that are now expected to be utilized as a result of the extended lease terms. Please tell us your accounting for such amounts prior to the recapitalization and explain the offsetting entry recorded in order to record these maintenance deposits.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 69, F-13 and F-14 of the Amendment. The Company also notes that, prior to the lease amendments, the $30.1 million of maintenance deposits had been recorded as aircraft rent expense over the course of lease terms. The recording of these lease incentives had no immediate impact to the Company’s income statement as the offsetting entry was to deferred credits, which is a component of other liabilities that is amortized as a reduction in aircraft rent over the term of the related leases.

46.	Your disclosure on page F-14 indicates that you are amortizing your rights to receive reimbursement from the lessor for maintenance events for aircraft that were used prior to the effective date of your leases over the term of the lease. Please explain why you are not amortizing such amounts over the period of time until the next planned major maintenance event consistent with other maintenance deposits.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits that the recovery of maintenance deposits not previously expected to be recovered as a direct result of lease amendments would most appropriately be considered lease concessions or incentives in accordance with ASC 840-20-25-7 and, as such, are

September 8, 2014

tied to rent obligations rather than maintenance events. Therefore, the Company respectfully believes it is appropriate to amortize over the lease term rather than the period of time until the next estimated major maintenance event date in accordance with ASC 840-20-25-6.

(n) Share-Based Compensation, page F-17

47.	To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

Response: The Company respectfully acknowledges the Staff’s comment and submits that it has granted only a nominal number of shares to employees, consultants, directors and other service providers in recent months, and as such, the Company does not believe there would be a material impact to its financial statements if the IPO price is substantially different from the grant valuations used in the past year. More specifically, out of the 18.1 million shares granted from the inception of the Company’s 2005 Stock Incentive Plan, the Company has only granted options and RSUs with respect to an aggregate of approximately 853,000 shares since July 2013 to eight employees and annual RSU grants to the Company’s board of directors with respect to an aggregate approximately 409,000 shares.

Subsequent to June 30, 2014, the Company’s board of directors has approved, contingent upon the consummation of an IPO, the issuance of certain additional RSUs, for which the Company expects to record compensation expense at the IPO price.

(8) Long-Term Debt, page F-26

48.	We note from the disclosure in footnote (c) on page F-27 that the proceeds from the issuance of the FNPA notes were allocated between the FNPA notes and the warrants on a “residual fair value basis” which resulted in $5.6 million of the proceeds being recorded to additional paid-in-capital representing the value of the warrants. Please indicate whether your use of the “residual fair value basis” for the allocation of the proceeds should be revised to indicate that you utilized the relative fair values of the debt and warrants for purposes of allocating the total debt proceeds between the debt and warrants as required by ASC 470-20-25-2. If not, please explain why you believe the use of the “residual fair value basis” was an appropriate method for allocating the debt proceeds between the debt and related warrants issued.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company did in fact use a relative fair value method. The Company has revised page F-27 of the Amendment accordingly to indicate its use of the relative fair values of the debt and warrants for purposes of allocating the total debt proceeds between the debt and warrants as required by ASC 470-20-25-2.

(11) Share-Based Compensation, page F-33

49.	Please clarify why you have not recognized expense in connection with share-based awards with performance conditions during any of the years presented in your financial statements. In this regard, we note that you believe that the performance condition was not probable of occurring, however, we further note from page F-17 that certain awards will vest upon a qualifying IPO, and from the disclosure on page F-34 it appears that a substantial portion of your performance awards are expected to vest. Your response should clearly explain those awards for which compensation expense has been recognized, those awards for which it has not been recognized, and the amount of possible compensation expense upon the occurrence of the vesting conditions. For those awards with performance conditions that are satisfied upon completion of the IPO, please revise your MD&A to disclose the amount of compensation expense you expect to recognize in connection with the IPO and the related vesting of such awards.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has recognized stock-based compensation expense only for stock-based compensation awards with service conditions in the periods presented. The Company has not recognized expense for awards with the performance condition contingent upon the consummation of the IPO in accordance with the guidance pursuant to ASC 718 Stock Compensation. The Company has revised page F-34 of the Amendment to exclude the performance option share amount vested and expected to vest for all periods presented in accordance with the above-mentioned guidance.

The Company has expanded the disclosure on page F-36 of the Amendment to clarify the amounts of unrecognized compensation expense related to awards with performance conditions. Additionally, the Company has added additional disclosure on page 70 of the Amendment to describe the amount of compensation expense expected to be recognized in connection with the consummation of the IPO and the related vesting of such awards.

(14) Related-Party Transactions, page F-40

50.	Please revise to provide separate disclosure in your consolidated statements of operations of the license fee expense paid to Virgin Enterprises Limited, a company affiliated with one of your principal shareholders, during all periods presented. Refer to the guidance outlined in Rule 4-08(k) of Regulation S-X.

September 8, 2014

Response: The Company respectfully acknowledges the Staff’s comment and submits that the license fee expense paid to Virgin Enterprises Limited during all periods presented is disclosed in Note 13 to the Company’s consolidated financial statements and that such expense is not material as it represents less than 1.0% of total operating expenses in any period presented. Accordingly, the Company believes that the current footnote disclosure of such amount is reasonable and consistent with prevailing practice for such disclosures.

Exhibit Index

51.	We note that the Certain Relationships and Related Transactions section on page 121 discloses a number of related-party agreements, such as license agreements, related-party warrants and related-party notes. We note also that you have not filed any related-party warrants or related-party notes. Please advise why these agreements have not been filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the forms of Related-Party Warrants and Related-Party Notes with the Amendment. The Company will file the amended and restated license agreements with a future pre-effective amendment to the Registration Statement.

52.	Please file, when available, the 2014 Recapitalization Agreement, the Post-IPO Note, the Letter of Credit Facility and any amended and restated license agreements related to your use of the Virgin name and brand. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will file the Recapitalization Agreement, the form of Post-IPO Note, the Letter of Credit Facility and the amended and restated license agreements with a future pre-effective amendment to the Registration Statement.

General

53.	Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the financial statements to comply with Rule 3-12 of Regulation S-X. The Company will update the financial statements to comply with Rule 3-12 of Regulation S-X with each future pre-effective amendment to the Registration Statement.

September 8, 2014

54.	A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a currently dated consent of the independent registered public accountants with the Amendment. The Company will file a currently dated consent of the independent registered public accountants with each future pre-effective amendment to the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.
Peter D. Hunt, Virgin America Inc.
John J. Varley, Virgin America Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP

Appendix A: Select Narrow-body and Regional Aircraft Product Amenities

		Seat Pitch (inches)			Entertainment Options
Airline	Aircraft Type	Economy	Premium Economy	First	Seatback Live TV	Seatback On-Demand Movies	Other Video	Music	Power Outlets	Wireless Internet	On-Demand Food & Bev. Ordering
Alaska	B737-800	32	35-37	36	—	—	Portable Device for Rent	—	Some	Yes	—
	Regional Aircraft	31			—	—		—	—	—	—
American	B737-800	31		40	—	—	Overhead Screens	Loop	Some Rows	Some	—
	A 321 Transcon	31-32	35-37	58-62	—	Yes		On-Demand	Yes	Some	—
	Regional Jet	31		37	—	—		—	—	—	—
Delta	B737-800	31-32	34	38	Yes [1]	Yes[1]	Overhead Screens (some)	loop (some)	Some Rows	Yes	—
	A320	31-32	34	36	—	—		—	—	Yes	—
	MD-90	30-31	34	37	—	—		—	Some Rows	Yes	—
	Regional Jet	31	34	37	—	—		—	—	Some	—
Frontier	A320	30-31	36-38		Yes	—		—	—	—	—
Jetblue	A320	34	38-39	—	Yes	—	Seatback movies avail. on a loop	Satellite Radio	Some Rows	Some	—
	A321	33	37-41	—	Yes	—	Seatback movies avail. on a loop	Satellite Radio	Yes	Some	—
	A 321 Transcon	33	37-41	58-60	Yes	—	Seatback movies avail. on a loop	Satellite Radio	Yes	Some	—
	E-190	32	39	—	Yes	—	Seatback movies avail. on a loop	Satellite Radio	—	—	—

Southwest	B737-800	32-33			Wireless Streaming[1]	—		—	—	Yes [1]	—

Spirit	A320	28	36		—	—		—	—	—	—
United	B737-800	31	35-37	38	Yes [1]	Loop (some)		Loop	Some Rows	Some	—
	A320	30-31	35-36	38-39	—	—	Overhead Screens (some)	Loop (some)	—	Yes	—

	B 757 Transcon	31	36	N/A2	—	Yes		On-Demand	Yes	Yes	—
	Regional Jet	30-31	34	36-37	—	—		—	—	—	—
Virgin America	A320	32	38	55	Yes	Yes		On-Demand	Yes	Yes	Yes
	A319	32-33	38	55	Yes	Yes		On-Demand	Yes	Yes	Yes

(1)	Not available on all 737-800 aircraft.
(2)	Lie-flat seats – seat pitch not provided.

Data sourced from http://www.seatguru.com